January 8, 2008

Ms. Mara Ransom
Legal Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C.  20549

Via: EDGAR and U. S. Mail

Re:         Advance Auto Parts, Inc. – Comment Letter
Form 10-K for Fiscal Year December 30, 2006
Filed February 28, 2007
File No. 001-16797
Definitive Proxy Statement on Schedule 14A
Filed April 11, 2007
File No. 001-16797

Dear Ms. Ransom:

In reference to your letter dated December 31, 2007, and in accordance with our telephone conversation yesterday, we will respond to the inquiries set forth in your letter on or before January 31, 2008.

As we indicated in our conversation, your contact information for our Chief Financial Officer, Michael O. Moore, should be updated to show (540) 561-6445 as the correct telecopier number for Mr. Moore.

Please contact me if you have any questions regarding this correspondence.

Very truly yours,

/s/ Rachel E. Geiersbach

Rachel E. Geiersbach

Cc: H. Christopher Owings, Assistant Director
       Brian McAllister, Staff Accountant
       Michael Moran, Accounting Branch Chief
       Michael O. Moore, Executive Vice President, Chief Financial Officer
   Advance Auto Parts, Inc.